Exhibit 99.1

KENON HOLDINGS LTD.

(Incorporated in the Republic of Singapore)

(Company registration No. 201406588W)

1 Temasek Avenue #36-01

Millenia Tower

Singapore 039192

PROXY AND INFORMATION STATEMENT

Kenon Holdings Ltd.’s Distribution of Up to

19,699,836 Ordinary Shares of Tower Semiconductor Ltd.

We are sending you this Proxy and Information Statement in connection with Kenon Holdings Ltd.’s (“Kenon”, “we” and “us”) proposed distribution in specie of up to 19,699,836 ordinary shares of Tower Semiconductor Ltd. (“Tower”), par value New Israeli Shekels 15.00 per share (the “Tower Shares”), comprised of 18,030,041 Tower Shares, and 1,699,795 Tower Shares underlying the 1,699,795 Series 9 Warrants of Tower (the “Warrants”) held by Kenon. The shares of Tower, a specialty foundry manufacturer listed on the NASDAQ Global Select Stock Market (“NASDAQ”) and Tel Aviv Stock Exchange (the “TASE”), held by Kenon (excluding the Tower Shares underlying the Warrants held by Kenon) represent approximately 24% of the currently outstanding Tower Shares, as of the date of this Proxy and Information Statement. Kenon expects to distribute all, or a portion, of the Tower Shares (the “Distributed Tower Shares”) to holders of Kenon’s ordinary shares, no par value (the “Kenon Shares”) (the “Kenon Shareholders”) once certain conditions, including the completion of a capital reduction, have been met, on a date to be determined by Kenon’s Board of Directors (the “Anticipated Distribution Date”) (the “Distribution”).

In connection with the proposed Distribution, each Kenon Shareholder will be entitled to receive that number of Tower Shares equal to the quotient obtained by dividing the number of Distributed Tower Shares by the total number of Kenon Shares outstanding as of the record date to be determined by Kenon’s Board of Directors (the “Anticipated Record Date”), on a pro rata basis, subject to a cash payment in lieu of any fractional Tower Shares owed to such shareholder. Computershare Trust Company, N.A. (“Computershare”), Kenon’s share registrar and transfer agent, will aggregate and sell any fractional Distributed Tower Shares and will distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each Kenon Shareholder that was entitled to receive a fractional Distributed Tower Share.

Shareholder approval of the capital reduction and other matters relating to the Distribution is required under Singapore law. Kenon has convened an extraordinary general meeting of Kenon Shareholders (the “EGM”) to consider such matters on May 27, 2015. In advance of the EGM, we encourage you to review this Proxy and Information Statement and the notice of EGM dated as of the date hereof (the “EGM Notice”), which together provide information regarding key aspects of the Distribution.

Once determined, Kenon will announce the Anticipated Record Date and the Anticipated Distribution Date by submitting a Form 6-K to the U.S. Securities and Exchange Commission (the “SEC”), which Form 6-K will be incorporated by reference into this Proxy and Information Statement, and by notifying the TASE and the New York Stock Exchange (the “NYSE”), as appropriate. If you sell your Kenon Shares prior to or on the Anticipated Record Date, you may also be selling your right to receive the Distributed Tower Shares. As such, you are encouraged to consult your broker or financial advisor regarding the specific implications of selling your Kenon Shares prior to or on the Anticipated Record Date.

The Republic of Singapore does not impose dividend withholding tax on distributions; therefore, Singapore tax is not expected to be imposed on Kenon Shareholders in connection with the Distribution. Additionally, as the Distribution does not involve the transfer of shares in a Singapore company, Singapore stamp duty tax is not expected to be assessed in connection with the Distribution. It is expected, however, that the Distribution will constitute a distribution that is taxable to Kenon Shareholders for U.S. federal income tax purposes and that, in Israel, generally, each Israeli resident Kenon Shareholder will be treated as receiving a taxable distribution, unless a specific exemption is available; the “distribution amount,” pursuant to which the withholding tax liability applicable to Israeli Kenon Shareholders will be determined, will be an amount equal to the number of Distributed Tower Shares multiplied by the average closing price of the Tower Shares during the last three trading days on the TASE prior to the Distribution. Kenon Shareholders should consult their tax advisors with respect to the non-U.S. (e.g., the Republic of Singapore and Israel), and U.S. federal, state, and local tax consequences of the Distribution, including the classification of the Distribution for tax purposes in light of the fact that the Distribution will be made, in whole or in part, by way of a capital reduction, and the potential imposition of withholding taxes in connection with the Distribution. See “Certain Tax Consequences” below for further information on the Singapore, U.S. and Israel tax consequences for Kenon Shareholders in respect of the Distribution.

The Distributed Tower Shares you receive will be held electronically in book-entry form through the facilities of the Depositary Trust Company (the “DTC”) by the broker, bank, nominee, or other institution that holds your Kenon Shares and is a direct or indirect participant in the DTC. You should therefore contact the broker, bank, nominee, or other institution where you maintain the account holding your Kenon Shares regarding the pending Distribution and the crediting of your account with the Distributed Tower Shares to which you are entitled.

Neither the SEC nor any state securities regulators, nor any foreign securities regulatory authority, has approved or disapproved of the distribution of the Distribution or determined if this Proxy and Information Statement is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this Proxy and Information Statement is May 1, 2015.

QUESTIONS AND ANSWERS REGARDING THE EGM

1. What matters will be voted on at the EGM?

Shareholder approval of the capital reduction and other matters relating to the Distribution is required under Singapore law. Therefore, Kenon Shareholders will be asked to approve the following proposal:

PROPOSAL 1. CAPITAL REDUCTION IN RESPECT OF THE DISTRIBUTION

“SPECIAL RESOLUTION

RESOLVED THAT pursuant to Article 49 of the Articles of Association of the Company and contingent upon the approval of the High Court of the Republic of Singapore:

(a)	the issued share capital of the Company shall be reduced by a maximum sum of up to US$40,000,000 (the “Proposed Capital Reduction”), and such reduction be effected by:

(i)	the distribution in specie in the form of ordinary shares in the issued share capital of Tower Semiconductor Ltd. (the “Tower Shares”), held by the Company for distribution immediately prior to the Proposed Capital Reduction (the “DIS”), free of encumbrances and together with all rights attaching thereto on and from the date the DIS is effected to the shareholders of the Company (the “Shareholders”), existing as at such date to be determined by the directors of the Company as the date on which the Register of Members and the Transfer Books of the Company will be closed (the “Books Closure Date”), and such DIS shall be in the proportion of X Tower Shares for every share of the Company held by the Shareholders as at the Books Closure Date, where

X =	number of Tower Shares held by the Company for distribution as at the Books Closure Date

number of shares in the capital of the Company held by the Shareholders as at the Books Closure Date

, fractional entitlements arising therefrom to be dealt with in accordance with (ii) below; and

(ii)	the pro rata distribution of the aggregate cash proceeds, net of brokerage fees and other costs, which are obtained from the sale of any fractional entitlements arising from the DIS, to the Shareholders entitled to such fractional entitlements; and

(b)	the Directors and each of them be and are hereby authorised to do all acts and things and to execute all such documents as they or he may consider necessary or expedient to give effect to the Proposed Capital Reduction and the DIS.”

Adoption of this proposal requires the affirmative vote of not less than three-fourths of the votes cast by Kenon Shareholders present in person or represented by proxy and entitled to vote at the EGM.

Kenon’s Board of Directors recommends a vote FOR this proposal.

As of the date of this Proxy and Information Statement, Kenon does not intend to present, and has not been informed that any other person intends to present, any business other than the proposal described in this Proxy and Information Statement for action at the EGM. In advance of the EGM, we encourage you to review this Proxy and Information Statement and the EGM Notice, which together provide information regarding key aspects of the Distribution.

2. What are the quorum requirements?

Representation of not less than 33-1/3 per cent of the total number of issued and fully paid ordinary shares in the capital of Kenon as at the date of the EGM, in person or by proxy, is required to constitute a quorum. Accordingly, it is important that your shares be represented at the EGM.

3. How are abstentions and broker non-votes recorded?

Under the laws of Singapore, abstentions and “broker non-votes” are considered present and entitled to vote, for the purpose of determining whether a quorum is present at the EGM.

Abstentions will not be counted in the tabulation of votes cast on a proposal. A “broker non-vote” is treated as not being entitled to vote on the relevant proposal and is not counted for purposes of determining whether a proposal has been approved. A “broker non-vote” occurs when a bank, broker or other nominee holding shares on behalf of a beneficial owner may not vote ordinary shares held by it because it (i) has not received voting instructions from the beneficial owner of those shares and (ii) lacks discretionary voting power to vote those shares.

Please note if you are a beneficial owner, your broker, bank, nominee or other institution is only entitled to vote your shares on “routine” matters if it does not receive voting instructions from you. The proposal described in this Proxy and Information Statement is not a “routine” matter.

4. Who is entitled to receive this Proxy and Information Statement?

This Proxy and Information Statement and the EGM Notice are being published for the benefit of all Kenon Shareholders, are being posted on Kenon’s website, will be furnished to the SEC on a Form 6-K, and will also be filed with the TASE on an Immediate Report.

If you are a beneficial shareholder holding Kenon Shares other than in registered form as a “shareholder of record”, that is, if you hold Kenon Shares in “street name” as, or through, a participant in the DTC (which includes those Kenon Shareholders that hold Kenon Shares through the TASE), Kenon has fixed the close of business (EST) on May 11, 2015, as the record date for determining whether you are entitled to receive printed copies of this Proxy and Information Statement and the EGM Notice.

5. Who is entitled to vote on the proposal at the EGM?

Shareholders of Record

Kenon has convened an EGM to be held on May 27, 2015, to consider and vote upon the proposal. You are entitled to vote at the EGM if you are a shareholder (member) holding Kenon Shares in your own name and registered in the Branch Register of Members maintained by Computershare, as at the date of the EGM. Each outstanding Kenon Share that you own entitles you to one vote on a poll.

Beneficial Shareholders

If you hold Kenon Shares other than in registered form as a “shareholder of record” (i.e. if you hold Kenon Shares in “street name” as, or through, a participant in the DTC (which includes those Kenon Shareholders that hold Kenon Shares through the TASE)), in order for your vote to be counted at the EGM, you must have been a Kenon Shareholder as at, and with effect from, the close of business (EST) on May 11, 2015.

If you have sold or transferred all of your Kenon Shares, you should immediately forward this Proxy and Information Statement to the purchaser or transferee, or to the broker, bank, nominee, or other institution through whom the sale was effected, for onward transmission to the purchaser or transferee.

If you become a beneficial holder of Kenon Shares after the close of business (EST) on May 11, 2015, but before the date of the EGM, and you wish to vote your Kenon Shares, you must (i) become a “shareholder of record” prior to the EGM, (ii) request a proxy card from, and return it to, Computershare at Computershare Shareholder Services, P.O. BOX 30170, College Station, TX 77845-3170 and (iii) attend the EGM and vote in person or by proxy. Please contact your broker, bank, nominee, or other institution holding your Kenon Shares if you wish to become a “shareholder of record.”

6. How do I Vote?

Whether you plan to attend the meeting or not, we urge you to vote by proxy.

Shareholders of Record

A shareholder (member) entitled to attend and vote at the EGM is entitled to appoint a proxy, or proxies, to attend and vote on his or her behalf. A proxy need not be a shareholder (member). To vote by proxy, you should complete, sign and date the enclosed proxy card and return it promptly to Computershare in accordance with the instructions set forth in the EGM Notice, not less than 48 hours before the time appointed for holding the EGM.

Where a member appoints two or more proxies, the appointments shall be valid only if he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. In the case of a joint appointment of two proxies, the Chairman of the EGM will be a member’s proxy by default in relation to the number of shares represented by this proxy card if either or both of the proxies appointed does/do not attend the EGM. In the case of an appointment of two proxies in the alternative, the Chairman of the EGM will be a member’s proxy by default in relation to the number of shares represented by this proxy card if both the proxies appointed do not attend the EGM.

Returning the proxy card will not affect your right to attend the meeting, and your proxy will not be used if you are personally present at the meeting and have, pursuant to the procedures set forth below, informed Kenon in writing prior to the voting that you wish to vote your Kenon shares in person.

The proxy card must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the proxy card is executed by a corporation, it must be executed either under its common seal or under the hand of an officer or attorney duly authorised.

If you sign the proxy card but do not make specific choices, the proxy holder will vote your Kenon Shares as recommended by Kenon’s board of directors and management.

A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the EGM.

Beneficial Shareholders

If you are an institution and hold your Kenon Shares in an account with the DTC, you must vote your Kenon Shares through DTC’s procedures. Your Kenon Shares must be voted no less than 48 hours prior to the EGM (or within such other time as may be required by the Singapore Companies Act) or such longer period prior to the meeting as may be specified by DTC’s procedures. You may not vote your Kenon Shares in person at the EGM unless you obtain a legal proxy from DTC.

NYSE

If you hold Kenon Shares other than in registered form as a “shareholder of record” (i.e. if you hold Kenon Shares in “street name” as, or through, a participant in the DTC (other than those Kenon Shareholders that hold Kenon Shares through the TASE)), you have the right to instruct your broker, bank, nominee or other institution on how to vote the Kenon Shares in your account. Your broker, bank, nominee or other institution will send a voting instruction form for you to use to direct how your Kenon Shares should be voted. You may not vote your Kenon Shares in person at the EGM unless you obtain a legal proxy from the DTC (in compliance with the voting requirements under Singapore law) through your broker, bank, nominee, or other institution that holds your Kenon Shares, giving you the right to vote the Kenon Shares instead of the broker, bank, nominee, or other institution holding your Kenon Shares, bring a letter or recent account statement from such broker, bank, nominee, or other institution that confirms that you are the beneficial owner of the Kenon Shares, and bring a picture identification, such as a valid driver’s license or passport, for purposes of personal identification.

If you do not intend to vote in person at the EGM, your Kenon Shares must be voted no less than 48 hours prior to the EGM (or within such other time as may be required by the Singapore Companies Act) or such longer period prior to the meeting as may be specified by DTC’s, or DTC participants’ procedures.

TASE

        If you hold Kenon Shares that are traded through the TASE, you are regarded as a beneficial holder of Kenon Shares and you may only vote your shares in one of the following ways: (a) sign and date a proxy card in the form filed by Kenon on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il (“MAGNA”), on May 2, 2015 and attach to it a proof of ownership certificate from the TASE Clearing House Member through which your Kenon Shares are held, indicating that you were the beneficial owner of such Kenon shares on May 11, 2015, the record date for determining those beneficial shareholders whose votes will be counted at the EGM, and return the proxy card, along with the proof of ownership certificate, to Kenon via fax to +65 6351 1798, Attention: Robert Rosen, General Counsel, or (b) if you choose to vote in person at the EGM, you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on May 11, 2015, as well as a picture identification, such as a valid driver’s license or passport, for purposes of personal identification. In addition, you will also need to request a legal proxy from the DTC (in compliance with the voting requirements under Singapore law).

7. May I revoke my proxy?

Shareholders of Record

If you are a “shareholder of record,” your proxy may be revoked at any time prior to the time it is voted by (i) providing appropriate written notice to Kenon at c/o Computershare Shareholder Services, P.O. BOX 30170, College Station, TX 77845-3170, no less than 48 hours prior to the EGM or (ii) attending the EGM and voting in person.

NYSE

If your Kenon Shares are held in “street name” through a broker, bank, nominee, or other institution (other than those Kenon Shareholders that hold Kenon Shares through the TASE), please contact the holder of your Kenon Shares to determine how to change or revoke your voting instructions.

TASE

If you hold Kenon Shares that are traded through the TASE, you may revoke such proxy at any time prior to the time it is voted by (i) communicating such revocation in writing to Kenon or by executing and delivering a later-dated proxy to Kenon via fax to +65 6351 1798, Attention: Robert Rosen, General Counsel, no less than 48 hours prior to the EGM or (ii) attending the EGM and voting in person.

QUESTIONS AND ANSWERS REGARDING THE DISTRIBUTION

1. What do I have to do to participate in the Distribution?

Once Kenon Shareholders have approved the capital reduction and other matters relating to the Distribution, no further action will be required by you in order to receive the Distributed Tower Shares on the Anticipated Distribution Date.

2. I own shares of Kenon. What will 1 receive in connection with the Distribution?

For each Kenon Share for which you are the holder of record as of the Anticipated Record Date, you will receive that number of Tower Shares equal to the quotient obtained by dividing the number of Distributed Tower Shares by the total number of Kenon Shares outstanding as of the Anticipated Record Date, subject to a cash payment in lieu of any fractional Distributed Tower Shares.

3. What is the record date for the Distribution, and when will the Distribution occur?

Kenon’s Board of Directors has not yet set a record date or distribution date for the Distribution. Once determined, Kenon will announce the Anticipated Record Date and the Anticipated Distribution Date by filing a Form 6-K with the SEC, which Form 6-K will be incorporated by reference into this Proxy and Information Statement, and by notifying the TASE and NYSE, as appropriate.

4. How will the Distribution affect the number of Kenon shares I currently hold?

While the number of Kenon Shares you hold will not change as a result of the Distribution, the market value of the Kenon Shares is expected to adjust to reflect Kenon’s distribution of the Distributed Tower Shares.

5. What are the Singapore, U.S. and Israeli federal income tax consequences of the Distribution to Kenon Shareholders?

The Republic of Singapore does not impose dividend withholding tax on distributions; therefore, Singapore tax is not expected to be imposed on Kenon Shareholders in connection with the Distribution. Additionally, as the Distribution does not involve the transfer of shares in a Singapore company, Singapore stamp duty tax is not expected to be assessed in connection with the Distribution. In the unlikely event the Distribution (including any intermediate distributions in connection therewith) is reclassified as a “revenue” transaction, Kenon will be subject to Singapore tax on the deemed gain in respect of the Distribution. Any such assessment would effectively reduce Kenon’s reserves by the assessed amount, which may impact Kenon’s ability to declare and distribute future dividends to Kenon Shareholders.

The Distribution will be taxable to U.S. Holders (as defined below) of Kenon Shares for U.S. federal income tax purposes.

In Israel, generally, each Israeli resident Kenon Shareholder will be treated as receiving a taxable distribution, unless a specific exemption is available; the “distribution amount,” pursuant to which the withholding tax liability applicable to Israeli Kenon Shareholders will be determined, will be an amount equal to the number of Distributed Tower Shares multiplied by the average closing price of the Tower Shares during the last three trading days on the TASE prior to the Distribution.

Kenon Shareholders should consult their tax advisors with respect to the non-U.S. (e.g., the Republic of Singapore and Israel), and U.S. federal, state, and local tax consequences of the distribution, including the classification of the Distribution for tax purposes in light of the fact that the Distribution will be made, in whole or in part, by way of a capital reduction, and the potential imposition of withholding taxes in connection with Kenon’s distribution of the Distributed Tower Shares. See “Certain Tax Consequences” below for further information on the Singapore, U.S. and Israel tax consequences for Kenon Shareholders in respect of the Distribution.

6. How will I receive the Distributed Tower Shares to which I am entitled? Will I receive a certificate for the Distributed Tower Shares?

The Distributed Tower Shares you receive will be held electronically in book-entry form through the facilities of the DTC by the broker, bank, nominee, or other institution that holds your Kenon Shares and is a direct or indirect participant in the DTC. You should therefore contact the broker, bank, nominee, or other institution where you maintain the account holding your Kenon Shares regarding the pending Distribution and the crediting of your account with the Tower Shares.

Computershare will aggregate and sell any fractional Distributed Tower Shares and will distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each Kenon Shareholder that was entitled to receive a fractional Distributed Tower Share.

7. Will the Distributed Tower Shares I receive be tradeable on NASDAQ, the NYSE, or the TASE?

The Tower Shares are listed on NASDAQ and the TASE. The Distributed Tower Shares will also be listed for trading on NASDAQ and the TASE. The Tower Shares are not tradeable on the NYSE.

For further information on the transferability of the Distributed Tower Shares, see “Transferability of the Distributed Tower Shares”.

INFORMATION ABOUT THE DISTRIBUTION

The Distribution

Shareholder approval of the capital reduction and other matters relating to the Distribution is required under Singapore law. Kenon has convened an EGM to consider such matters on May 27, 2015. In advance of the EGM, we encourage you to review this Proxy and Information Statement and the EGM Notice, which together provide information regarding key aspects of the Distribution.

You are entitled to vote at the EGM if you owned Kenon Shares as at the date of the EGM. Each outstanding Kenon Share that you own entitles you to one vote on a poll.

To vote by proxy, you should complete, sign and date the enclosed proxy card and return it promptly to Computershare in accordance with the instructions set forth in the EGM Notice, not less than 48 hours before the time appointed for holding the EGM.

Once Kenon Shareholders have approved the capital reduction and other matters relating to the Distribution no further shareholder action will be required in order to effect the Distribution. Once determined, Kenon will announce the Anticipated Record Date and the Anticipated Distribution Date by filing a Form 6-K with the SEC, which Form 6-K will be incorporated by reference into this Proxy and Information Statement, and by notifying the TASE and NYSE, as appropriate.

On the Anticipated Distribution Date, Kenon will distribute, on a pro rata basis to Kenon Shareholders as of the Anticipated Record Date, up to 19,699,836 Tower Shares, representing approximately 26% of the Tower Shares currently outstanding as of the date of this Proxy and Information Statement (excluding any Tower Shares underlying convertible securities held by third parties), by way of a capital reduction effected as a distribution in species.

On the Anticipated Distribution Date, Kenon Shareholders will be entitled to receive that number of Tower Shares equal to the quotient obtained by dividing the number of Distributed Tower Shares by the total number of Kenon Shares outstanding as of the Anticipated Record Date, on a pro rata basis, and subject to a cash payment in lieu of any fractional Distributed Tower Shares.

You will not be required to pay any cash or other consideration for the Distributed Tower Shares to which you will be entitled or to surrender or exchange your Kenon shares to receive the Distributed Tower Shares. The Distribution will not affect the number of Kenon Shares that you currently hold.

Offer or Sale, or Invitation for Subscription or Purchase, of the Distributed Tower Shares to Persons in Singapore

This Proxy and Information Sheet has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Proxy and Information Statement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Distributed Tower Shares may not be circulated or distributed, nor may the Distributed Tower Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than pursuant to a prospectus registration exemption under Subdivision (4) of Division 1 of Part XIII of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), other than Section 280 of the SFA.

Purpose of the Distribution

The purpose of the Distribution is to provide Kenon Shareholders with a direct investment in Tower, which is consistent with Kenon’s strategy.

The Number of Tower Shares You Will Receive

For each Kenon Share for which you are the holder of record as of the Anticipated Record Date, you will receive that number of Tower Shares equal to the quotient obtained by dividing the number of Distributed Tower Shares by the total number of Kenon Shares outstanding as of the Anticipated Record Date, subject to a cash payment in lieu of any fractional Distributed Tower Shares. The Distributed Tower Shares will be fully paid and non-assessable.

Trading in Kenon Shares Prior to or on the Anticipated Record Date

If you sell your Kenon Shares prior to or on the Anticipated Record Date, you may also be selling your right to receive the Distributed Tower Shares that would have otherwise been distributed to you in connection with the Distribution. As such, you are encouraged to consult with your broker or financial advisor regarding the specific implications of selling your Kenon Shares prior to or on the Anticipated Record Date.

Transferability of the Distributed Tower Shares

Tower Shares, including the Distributed Tower Shares, will be freely transferable in the U.S., except for shares received by persons who may be deemed to be “affiliates” of Tower under the Securities Act of 1933 (the “Securities Act”). Persons who may be deemed to be affiliates after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with, Tower, and include Tower’s directors, and certain of Tower’s officers and significant shareholders. Tower affiliates will be permitted to sell their Tower

Shares only pursuant to an effective registration statement under the Securities Act, pursuant to an exemption from the registration requirements of the Securities Act, such as the exemption afforded by the provisions of Rule 144 thereunder, or pursuant to Regulation S under the Securities Act.

Additionally, the Distributed Tower Shares may not be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than pursuant to a prospectus registration exemption under Subdivision (4) of Division 1 of Part XIII of the SFA, Chapter 289 of Singapore, other than Section 280 of the SFA.

When and How You Will Receive the Distributed Tower Shares

The distribution in specie of the Distributed Tower Shares will be effected on the Anticipated Distribution Date by Kenon’s release of the Distributed Tower Shares to Computershare, Kenon’s share registrar and transfer agent. Computershare will cause the Distributed Tower Shares to which you are entitled, to be held electronically in book-entry form through the facilities of the DTC by the broker, bank, nominee, or other institution that holds your Kenon Shares and is a direct or indirect participant in the DTC. We anticipate that it will take approximately three business days from the Anticipated Distribution Date for your account with your broker, bank, nominee, or other institution, to be credited with the Distributed Tower Shares, but we cannot guarantee that the Distributed Tower Shares will in fact be received by Kenon Shareholders by this time. We encourage you to contact your bank or broker if you have any questions regarding the mechanics of having your Distributed Tower Shares credited to your account.

Fractional Shares. Computershare will aggregate fractional Distributed Tower Shares into whole Tower Shares, sell the whole securities in the open market at prevailing market prices, and distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata (based on the fractional share the Kenon Shareholder was entitled to receive) to each Kenon Shareholder that was entitled to receive a fractional Distributed Tower Share. Neither we nor Computershare guarantee any minimum sale price for the fractional Distributed Tower Shares. Computershare, in its sole discretion, without any influence by Tower or Kenon, will determine when, how, through which broker-dealer, and at what price to sell the whole Tower Shares. Recipients of cash in lieu of fractional Distributed Tower Shares will not be entitled to any interest on the payment made in lieu of fractional shares.

Kenon Incentive and Option Plans

Pursuant to Rule 9 of Kenon’s Share Incentive Plan 2014 and Rule 11 of Kenon’s Share Option Plan 2014, Kenon’s Compensation Committee may, in its sole discretion, determine to adjust equity awards outstanding as at the date of the Distribution to reflect the impact of the Distribution. Any such adjustment shall take effect upon the written notice of such adjustment or upon such date as may be specified in such written notice. Kenon has not made any final determination as to any adjustments that may be made in respect of any awards outstanding, or expected to be outstanding, as at the date of the Distribution. As of the date of this Proxy and Information Statement, Kenon’s directors and executive officers beneficially owned less than 1% of the Kenon Shares.

RISKS RELATED TO THE DISTRIBUTION

This Proxy and Information Statement describes the risks related to the proposed Distribution. For further information on the risks associated with Kenon’s or Tower’s operations, or the risks related to the ownership of Kenon’s or Tower’s ordinary shares, see “Where Can You Find Additional Information”.

The Distribution will affect the price of the Kenon Shares and may also affect the price of the Tower Shares.

In connection with the Distribution, and consistent with its strategy, Kenon will distribute all, or a portion, of its interest in Tower to the Kenon Shareholders. This distribution will result in an adjustment by the NYSE in the price of Kenon Shares to reflect the value of the Tower Shares to be distributed. In addition, the distribution of a significant amount of Tower Shares could cause the market price of the Tower Shares to decline.

Tower may require waivers or amendments from creditors, stakeholders, regulators, or other parties, in connection with the Distribution and it may not obtain such waivers or amendments.

The Distribution may trigger a change of control under Tower’s credit facility with Bank Leumi and Bank Hapoalim (collectively, the “Banks”), and Kenon understands that Tower is currently in discussions with each of the Banks in light of the proposed Distribution. Tower received a waiver from each of the Banks in January 2015, confirming that the change in control of Tower that resulted from Kenon’s spin-off from Israel Corporation Ltd. (“IC”) did not constitute an event of default under the credit facility. However, there is no guarantee that Tower will receive such a waiver from the Banks in connection with this Distribution. If Tower does not obtain a waiver from the Banks, the Distribution could entitle the Banks to demand immediate repayment of the outstanding debt owed to them, as well as the payment of pre-payment penalties and fees. Furthermore, the acceleration of its obligation under this credit facility may permit the holders of other material debt of Tower to accelerate their obligations pursuant to “cross default” provisions, which could also have a material adverse effect on Tower’s business, financial condition and liquidity. The Distribution may also trigger a change of control under certain of Tower’s other facilities, or may otherwise constitute an event of default under any of Tower’s other facilities or agreements, and such an event could, along with any of the foregoing events, have a material impact on Tower and/or the value of the Tower Shares that will be distributed to Kenon Shareholders in the Distribution.

Kenon may not consummate the Distribution by the Anticipated Distribution Date, or at all.

Once determined, Kenon will announce the Anticipated Record Date and the Anticipated Distribution Date by filing a Form 6-K with the SEC, which Form 6-K will be incorporated by reference into this Proxy and Information Statement, and by notifying the TASE and NYSE, as appropriate. However, there can be no assurance that Kenon’s Board of Directors will set a record date in respect of the Distribution, that the Distribution will be completed by such date, or at all. Kenon’s ability to consummate the Distribution is subject to the satisfaction of the following conditions: (i) Kenon Shareholders’ approval of the capital reduction and other matters relating to the Distribution, as required under Singapore law, (ii) the High Court of the Republic of Singapore’s approval of Kenon’s capital reduction, and (iii) certain other approvals from regulatory agencies in the Republic of Singapore in connection with various corporate transactions that will be consummated immediately prior to the Distribution, each of which may not occur in a timely fashion, or at all. A significant delay in the satisfaction of any of these conditions may result in Kenon’s decision to distribute less than all of the Tower Shares held by it, or the delay or cancellation of the Distribution, any of which may adversely impact the price of the Kenon Shares, the Tower Shares, or Kenon’s ability to effect a distribution of Tower Shares in the future.

CERTAIN TAX CONSEQUENCES

The following summary of the Singapore tax, United States federal income tax, and Israeli tax consequences to Kenon Shareholders of the Distribution of the Distributed Tower Shares is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this Proxy and Information Statement. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to Kenon Shareholders. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to Kenon Shareholders. Each Kenon Shareholder is urged to consult its own tax adviser as to the particular tax consequences to such holder of the Distribution and ownership of the Tower Distributed Shares, including the applicability and effect of any other tax laws or tax treaties, of pending or proposed changes in applicable tax laws as of the date of this Proxy and Information Statement, and of any actual changes in applicable tax laws after such date.

For further information on the U.S. federal income tax and Israeli tax considerations in respect of owning and disposing of the Distributed Tower Shares, including Tower’s classification or non-classification as a Passive Foreign Investment Company, please review Tower’s publicly available filings, which can be found on the SEC’s website at www.sec.gov.

Material Singapore Tax Considerations

The following discussion is a summary of Singapore income tax, goods and services tax (“GST”), and stamp duty considerations relevant to the Distribution of the Distributed Tower Shares for Kenon and Kenon Shareholders. The statements made in this Proxy and Information Statement regarding taxation are general in nature and based upon certain aspects of the current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date of this Proxy and Information Statement and are subject to any changes in such laws or administrative guidelines or the interpretation of such laws or guidelines occurring after such date, which changes could be made on a retrospective basis. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to the Distribution and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Kenon Shareholders are advised to consult their own tax advisers as to the Singapore consequences of the Distribution, taking into account their own particular circumstances. The statements below are based upon the assumption that Kenon is tax resident in Singapore for Singapore income tax purposes.

Tax Consequences to Kenon

Although the Singapore tax authority has historically adopted a strict interpretation of the definition of capital and revenue, long-term assets transferred by way of a distribution in specie are generally treated as a distribution of capital assets. Accordingly, any gains arising on the transfer of such long-term assets should be considered non-taxable capital gains. Despite the fact that Kenon has only held the Tower shares for a short period of time prior to the Distribution, a significant majority of the ultimate shareholders of Kenon and beneficiaries of the dividend-in-specie, have indirectly held the underlying investment in Tower over a long-term period.

In view of the above, the transfer of shares on the Distribution should be treated as a capital transaction for Singapore tax purposes and therefore should not be subject to Singapore corporate income tax in the hands of Kenon.

In the unlikely event the Distribution (including any intermediate distributions in connection therewith) is classified as a revenue transaction, Kenon will be subject to tax on the deemed gain in respect of the Distribution, which would be calculated by reference to the difference between (x) the base cost of the Distributed Tower Shares, which is the fair market value of the Distributed Tower Shares as of January 7, 2015, and (y) the fair market value of the Distributed Tower Shares at the date of the Distribution. Kenon would not expect any gain to be material on the basis that Kenon would only have held the Distributed Tower Shares for a short period prior to the Distribution.

Any such assessment would effectively reduce Kenon’s reserves by the assessed amount, which may impact Kenon’s ability to declare and distribute future dividends to Kenon Shareholders.

Tax Consequences to Kenon Shareholders

The Republic of Singapore does not impose dividend withholding tax on distributions; therefore, Singapore tax is not expected to be imposed on Kenon Shareholders in connection with the Distribution.

Indirect Tax Consequences

From an indirect tax perspective, the Distribution should be considered to be outside of the scope of the Singapore GST. In addition, Singapore stamp duty tax is not expected to be assessed in connection with the Distribution on the basis that the Distribution does not involve the transfer of shares in a Singapore company.

Material U.S. Federal Income Tax Consequences

The following summarizes U.S. federal income tax considerations relating to the Distribution of the Distributed Tower Shares to U.S. Holders (as defined below) of Kenon Shares. This summary applies only to U.S. Holders that hold Kenon Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and on judicial and administrative interpretations of the Code and the Treasury regulations, all as in effect on the date of this Proxy and Information Statement, and all of which are subject to change, possibly with retroactive effect. This summary is for general information only and does not purport to be a complete description of the consequences of the transactions described in this Proxy and Information Statement, nor does it address the application of estate, gift or other non-income federal tax laws or any state, local or foreign tax laws. The tax treatment of a holder of Kenon Shares may vary depending upon that holder’s particular situation. Moreover, this summary does not address certain holders that may be subject to special rules not discussed below, such as (but not limited to):

•	persons that are not U.S. Holders;

•	persons that are subject to alternative minimum taxes;

•	insurance companies;

•	tax-exempt entities;

•	financial institutions;

•	broker-dealers;

•	persons that hold Kenon Shares through partnerships (or other entities classified as partnerships for U.S. federal income tax purposes);

•	pass-through entities;

•	persons that actually or constructively own 10% or more of the total combined voting power of all Kenon Shares;

•	traders in securities that elect to apply a mark-to-market method of accounting, holders that hold Kenon Shares as part of a “hedge,” “straddle,” “conversion,” or other risk reduction transaction for U.S. federal income tax purposes; and

•	individuals who receive Kenon Shares upon the exercise of compensatory options or otherwise as compensation.

Moreover, no advance rulings have been or will be sought from the U.S. Internal Revenue Service (the “IRS”) regarding the Distribution, and counsel to Kenon has not rendered any opinion with respect to any of the U.S. federal income tax consequences relating to the transactions addressed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

HOLDERS AND PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Kenon Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) holds Kenon Shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding Kenon Shares, you should consult your tax advisor.

Kenon Shareholders will not receive any cash in the Distribution (other than cash in lieu of fractional Distributed Tower Shares).

KENON SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION.

Tax Consequences to U.S. Kenon Shareholders

A U.S. Holder receiving Distributed Tower Shares in the spin-off will be treated as receiving a taxable dividend distribution to the extent of such U.S. Holder’s share of Kenon’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), in an amount equal to the fair market value of the Distributed Tower Shares (in U.S. dollars), including any cash received in lieu of a fractional share of the Distributed Tower Shares, received on the Anticipated Distribution Date. The discussion herein assumes that Kenon’s current and accumulated earnings and profits equal or exceed the fair market value of the Distributed Tower Shares received, and as a result the entire amount of the Distribution will be treated as taxable dividend income.

U.S. federal income tax law does not specifically identify how a U.S. Holder should determine the fair market value of Distributed Tower Shares on the date of the Distribution. Fair market value generally is the price at which property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of the facts. There are several possible methods of measuring such value, including: (i) the opening trading price of Tower Shares quoted on NASDAQ or the TASE on the first regular trading day after the Distribution; (ii) the average of the high and low trading price of Tower Shares quoted on NASDAQ or the TASE on the first regular trading day after the Distribution; and (iii) the closing trading price of Tower Shares quoted on NASDAQ or the TASE on the first regular trading day after the Distribution. As the Tower Shares are listed on both NASDAQ and the TASE, U.S. holders should consult their tax advisors with respect to the determination of the fair market value of the Distributed Tower Shares as of the date of the Distribution.

A U.S. Holder’s basis in the Distributed Tower Shares will be the fair market value of such shares, excluding any cash received in lieu of a fractional share of Distributed Tower Shares. A U.S. Holder’s holding period for Distributed Tower Shares will begin on the date of the Distribution.

Certain Israeli Tax Consequences

THE FOLLOWING DISCUSSION SUMMARIZES CERTAIN MATERIAL ISRAELI INCOME TAX CONSEQUENCES OF THE DISTRIBUTION AND DOES NOT PURPORT TO DESCRIBE NON-ISRAELI TAX CONSEQUENCES. EACH KENON SHAREHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE DISTRIBUTION, INCLUDING THE APPLICABLE ISRAELI TAX CONSEQUENCES TO HIM OR HER OF THE DISTRIBUTION.

The following discussion summarizes certain of the material Israeli income tax considerations of the Distribution that are generally applicable to Kenon and Israeli-resident holders of the Kenon Shares. This discussion is based on (i) the pre-ruling received by Kenon from the ITA, on April 29, 2015, as set forth below, which relates to Israeli withholding tax aspects of the Distribution, subject to the provisions and the conditions set forth in the pre-ruling, as well as upon (ii) currently existing provisions of the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”) and the rules and regulations promulgated thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to Kenon or Kenon Shareholders as described herein. Kenon Shareholders should be aware that this discussion does not deal with all Israeli income tax considerations that may be relevant to a Kenon Shareholder in light of such shareholder’s particular circumstances. In addition, the following discussion does not address the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Distribution (whether or not such transactions are in connection with the Distribution), including transactions in which any Kenon Shares are acquired. Moreover, this summary does not address the tax consequences of the Distribution or related transactions to holders of options or warrants to purchase options in Kenon, warrants or other rights to purchase Kenon Shares or options or shares issued to employees. Furthermore, no tax considerations other than Israeli income tax are addressed herein.

If a partnership or other entity taxable as a partnership holds Kenon Shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisors as to the tax consequences of the Distribution.

Tax Consequences to Kenon

Under the Tax Ordinance, the disposition of shares in a company is generally deemed to be a sale of capital assets, unless such shares are held for the purpose of trading. The Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including securities in an Israeli resident company and/or a non-Israeli resident company whose major assets located in Israel, by both residents and non-residents of Israel, unless a specific exemption is available or unless a double taxation prevention treaty between Israel and the seller’s country of residence provides otherwise.

Under the Tax Ordinance, companies are subject to the corporate tax rate (26.5% for the 2015 tax year) on capital gains derived from the disposition of shares. However, under the Agreement Between the Government of the State of Israel and the Government of the Republic of Singapore for the Avoidance of Double Taxation (the “Israel-Singapore Tax Treaty”), Israeli capital gains tax generally will not apply to the disposition of shares by a Singaporean holder to which the Israel-Singapore Tax Treaty applies (a “Singaporean Treaty Resident”), who holds the shares as a capital asset, unless the capital gains from such disposition can be allocated to a permanent establishment of such Singaporean Treaty Resident in Israel. Therefore, while the Distribution from Kenon to its shareholders is expected to be taxable to Kenon for Israeli income tax purposes, in the event that the Distribution generates any capital gain, Kenon intends to treat such Distribution as a sale of shares which is exempt from Israeli tax in accordance with the Israel-Singapore Tax Treaty and would take necessary steps to obtain such beneficiary treatment.

Tax Consequences to Israeli Kenon Shareholders

In general, and unless explicitly stated in the pre-ruling, the pre-ruling does not determine the classification of a tax event and/or a classification of income and/or of an amount of an income, other than expressly stated therein, for Israeli Kenon Shareholders and/or the classification for tax purposes of the Distribution, as applicable. Nevertheless, tax shall be withheld by the recipients, which are subject to Income Tax Regulations (Deduction from Interest, Dividends And Certain Profits) 5766-2005 (“the Regulations”), in connection with the Distribution and in accordance with the Ordinance and the pre-ruling.

Israeli residents are generally subject to Israeli income tax on the receipt of dividends at the rate of 25% (unless the recipient of the dividends is an exempt entity). With respect to a person who is a Substantial Shareholder

(i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive proceeds upon liquidation and the right to appoint a director)) at the time of receiving the dividend or on any time during the preceding 12 months, the applicable tax rate is 30%. Kenon, being a non-Israeli resident, does not intend to withhold Israeli tax on the Distribution to Israeli residents; however, according to the pre-ruling, any recipients, which are subject to the Regulations, such as a member of the TASE and/or banking corporations in Israel are required to withhold Israeli tax on the dividend at the rates as described in the Regulations.

The withholding tax with respect to the Distribution, in the amount of the distribution amount payable to Israeli Kenon Shareholders whose Kenon Shares are held through recipients, which are subject to the Regulations, will be in accordance with the Regulations, subject to the Israeli Income Tax Ordinance, [New Version] 5721-1961 and the pre-ruling. The “distribution amount” shall be determined according to the number of Distributed Tower Shares multiplied by the average closing price of the Tower Shares during the last three trading days on the TASE prior to the Distribution. That distribution amount shall constitute the “base cost” of the Distributed Tower Shares for the recipients. The “purchase date” of the Distributed Tower Shares shall be the Anticipated Distribution Date.

Tax Consequences to Non-Israeli Kenon Shareholders

Under the Tax Ordinance, income tax is payable in Israel on dividend distributions to non-Israeli shareholders to the extent that such dividends were distributed by an Israeli company. As Singapore is Kenon’s place of residence, the Distribution would not be taxable in Israel for non-Israeli Kenon Shareholders.

INFORMATION ABOUT KENON

Kenon is a holding company that operates dynamic, primarily growth-oriented, businesses. The companies which Kenon owns, in whole or in part, are at various stages of development, ranging from established, cash generating businesses to early stage development companies.

Kenon’s primary focus is to continue to grow and develop its primary businesses, IC Power Ltd. and Qoros Automotive Co., Ltd. In furtherance of this strategy, Kenon intends to support the development of its non-primary businesses, and to act to realize their value for Kenon Shareholders by distributing Kenon’s interests in its non-primary businesses (including Tower) to Kenon Shareholders, or selling Kenon’s interests in its non-primary businesses, rationally and expeditiously.

The Kenon Shares are currently listed on the NYSE and the TASE under the symbol “KEN”.

INFORMATION ABOUT TOWER

Tower is a pure-play independent specialty foundry dedicated to the manufacture of semiconductors. Typically, pure-play foundries do not offer products of their own, but focus on producing integrated circuits, or ICs, based on the design specifications of their customers. Tower manufacture semiconductors for its customers primarily based on third party designs. Tower currently offers the manufacture of ICs with geometries ranging from 1.0 to 45-nanometers. Tower also provides design support and complementary technical services. ICs manufactured by Tower are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computers, communications, automotive, industrial and medical device products.

Tower is focused on establishing leading market share in high-growth specialized markets by providing its customers with high-value wafer foundry services. Tower’s historical focus has been standard digital complementary metal oxide semiconductor, or CMOS, process technology, which is the most widely used method of producing ICs. Tower is currently focused on the emerging opportunities in specialized technologies including CMOS image sensors, mixed-signal, radio frequency CMOS (RFCMOS), bipolar CMOS (BiCMOS), and silicon-germanium BiCMOS (SiGe BiCMOS or SiGe), high voltage CMOS, radio frequency identification (RFID) technologies and power management. To better serve its customers, Tower has developed and is continuously expanding its technology offerings in these fields. Through Tower’s experience and expertise gained over twenty years of operation, it differentiates itself by creating a high level of value for its clients through innovative technological processes, design and engineering support, competitive manufacturing indices, and dedicated customer service.

Tower was founded in 1993, with the acquisition of National Semiconductor’s 150-mm wafer fabrication facility located in Migdal Haemek, Israel, and commenced operations as an independent foundry. Since then, Tower has significantly upgraded its Fab 1 facility, equipment, capacity and technological capabilities with process geometries ranging from 1.0-micron to 0.35-micron and enhanced our process technologies to include CMOS image sensors, embedded flash, advanced analog, RF (radio frequency) and mixed-signal technologies.

KENON’S SHARE REGISTRAR AND TRANSFER AGENT

Computershare may be contacted for information regarding the EGM and the Distribution as follows:

Computershare Shareholder Services

PO Box 30170

College Station, TX 77842-3170

Toll Free Telephone:    +1 877 373 6374

Toll Number:                +1 (781) 575 4223

Mailing addresses:

Shareholder correspondence should be mailed to:

Computershare Shareholder Services

P.O. BOX 30170

College Station, TX 77845-3170

Overnight correspondence should be sent to:

Computershare Shareholder Services

211 Quality Circle, Suite 210

College Station TX 77842

Shareholder website:

www.computershare.com/investor

Shareholder online inquiries:

https://www-us.computershare.com/investor/Contact

WHERE CAN YOU FIND ADDITIONAL INFORMATION

Kenon and Tower are each subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, and accordingly, each company files registration statements, reports, proxy statements, and other information with the SEC, including financial statements.

This Proxy and Information Statement contains only limited information with respect to Kenon, and is qualified by reference to the filings and reports of Kenon with the SEC. Additionally, this Proxy and Information Statement incorporates by reference, to the extent designated therein, certain reports on Form 6-K that Kenon files with the SEC subsequent to the date of this Proxy and Information Statement. We urge you to read Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov.

Information related to Tower contained, or referred to, in this Proxy and Information Statement has been derived from Tower’s public filings with the SEC. Although we currently have a significant equity interest in Tower, we do not control or manage Tower, participate in the preparation of Tower’s public reports or financial statements or have any specific information rights. Any information related to Tower contained, or referred to, in this annual report is provided to satisfy our obligations under the Exchange Act of 1934. You are encouraged to review Tower’s publicly available filings, which can be found on the SEC’s website at www.sec.gov.

You may also obtain copies of Kenon’s or Tower’s documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Kenon and Tower maintain websites that offer additional information about each company.

•	Visit Kenon’s website at http://www.kenon-holdings.com/

•	Visit Tower’s website at http://www.jazzsemi.com/

Information contained on any website referenced in this Proxy and Information Statement is not incorporated by reference into this Proxy and Information Statement.

NOTE ON FORWARD-LOOKING STATEMENTS

This Proxy and Information Statement includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the timing and convocation of the EGM, statements about the Distribution, including the maximum number of Tower Shares that may be distributed, conditions to the Distribution, and statements concerning the objectives of the Distribution. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks related to a failure to successfully satisfy the conditions of the Distribution, including the receipt of required shareholder and any other required approvals or otherwise a failure by Kenon to complete the Distribution, the number of Tower Shares ultimately distributed in the Distribution (which Kenon has not yet determined), the expected timing of the Distribution, as well as tax consequences of the Distribution, and other risks and factors, including those set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F, filed with the SEC. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.